Filed Pursuant to Rule 433

Registration No. 333-132911

News
Merrill Lynch & Co., Inc.
World Headquarters 4 World Financial Center New York, NY 10080

Release date: July 29, 2008
For information contact:
Media Relations:	Investor Relations:
Jessica Oppenheim	Sara Furber
(212) 449-2107	(866) 607-1234
jessica_oppenheim@ml.com	investor_relations@ml.com

MERRILL LYNCH PRICES $8.55 BILLION

COMMON STOCK OFFERING

NEW YORK, July 29 – Merrill Lynch & Co., Inc. (NYSE: MER) today announced the pricing of its offering of 380,000,000 shares of common stock for an aggregate amount of $8.55 billion. The transaction includes an over-allotment option for up to 57,000,000 additional shares of common stock. The offering was priced at $22.50 per share. The offering was conducted as a public offering registered under the Securities Act of 1933 and will be subject to customary closing conditions. Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving as sole book-running manager and underwriter of the offering.

“Today Merrill Lynch successfully priced the largest follow-on offering in U.S. history, demonstrating investors’ confidence in the strength of Merrill Lynch's core businesses, premier brand and global franchise,” said Nelson Chai, chief financial officer of Merrill Lynch.

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Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management companies with more than $1.4 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

Merrill Lynch has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that Merrill Lynch has filed with the SEC for more complete information about Merrill Lynch and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Merrill Lynch or the underwriter participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.